                                             Filed Pursuant to Rule 424(b)(3)
                                             Registration Statement No. 33-56799


                                1,070,000 SHARES
                       (UNITED CITIES GAS COMPANY LOGO)

                               5300 MARYLAND WAY
                           BRENTWOOD, TENNESSEE 37027
                                 (615) 373-5310

                          CUSTOMER STOCK PURCHASE PLAN

                                  COMMON STOCK
                               WITHOUT PAR VALUE

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     Current and potential customers of United Cities Gas Company (the "Company") are offered the right to make one purchase of shares of the Company's Common Stock at a 5% discount to market value, all as set forth herein under "Customer Stock Purchase Plan." Purchasers will have the option of becoming participants in the Company's Dividend Reinvestment and Stock Purchase Plan.

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     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon. Prospective purchasers may wish to read the prospectus describing the Dividend Reinvestment and Stock Purchase Plan which accompanies this Prospectus. Employees may wish to read this Prospectus in conjunction with the prospectus describing the Employee Stock Purchase Plan.

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   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                 REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                   OFFENSE.

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                THE DATE OF THIS PROSPECTUS IS DECEMBER 13, 1995

                             AVAILABLE INFORMATION

     THE COMPANY IS SUBJECT TO THE INFORMATIONAL REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT") AND, IN ACCORDANCE THEREWITH, FILES REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). REPORTS, PROXY STATEMENTS AND OTHER INFORMATION FILED BY THE COMPANY WITH THE COMMISSION PURSUANT TO THE INFORMATIONAL REQUIREMENTS OF THE EXCHANGE ACT MAY BE INSPECTED AND COPIED AT THE PUBLIC REFERENCE FACILITIES MAINTAINED BY THE COMMISSION AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549, AND AT THE FOLLOWING REGIONAL OFFICES OF THE COMMISSION: NEW YORK REGIONAL OFFICE, 75 PARK PLACE, NEW YORK, NEW YORK 10007; AND CHICAGO REGIONAL OFFICE, 500 WEST MADISON STREET, 14TH FLOOR, CHICAGO, ILLINOIS 60606. COPIES OF SUCH MATERIAL MAY BE OBTAINED FROM THE PUBLIC REFERENCE SECTION OF THE COMMISSION AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549, AT PRESCRIBED RATES.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference, except as superseded or modified herein:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

          2. The Company's Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 1995, June 30, 1995 and September 30, 1995.

          3. The description of the Common Stock of the Company, without par value, as contained in the Company's Registration Statement on Form 10, as amended by subsequently filed reports on Form 10-K.

     All documents filed by the Company pursuant to section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of the documents described above (other than exhibits). Requests for such copies should be directed to Investor Relations/Corporate Communications, United Cities Gas Company, 5300 Maryland Way, Brentwood, Tennessee 37027, telephone (615) 373-5310, ext. 233.

                           UNITED CITIES GAS COMPANY
                               5300 MARYLAND WAY
                           BRENTWOOD, TENNESSEE 37027
                                 (615) 373-5310

                          CUSTOMER STOCK PURCHASE PLAN

1. THE PLAN

     United Cities Gas Company's Customer Stock Purchase Plan (the "Plan") was created by action of the Board of Directors of the Company on August 6, 1993. The Plan originally authorized the issuance of up to 200,000 shares of Common Stock of the Company pursuant to the Plan. On November 29, 1994, the Board of Directors of the Company authorized the issuance of up to an additional 1,000,000 shares of Common Stock of the Company pursuant to the Plan. The purpose of the Plan is to further encourage individual ownership of Company stock by providing current and potential customers, including existing shareholders, and Company employees with a convenient and commission-free way to make an initial, one-time purchase of Company stock and thereby gain access to the Company's Dividend Reinvestment and Stock Purchase Plan.

     Under the Plan, current and potential customers and Company employees are offered the right to make a single purchase of shares of Common Stock at a 5% discount from market value. When the purchaser becomes a registered shareholder, he or she may elect to enroll in the Company's Dividend Reinvestment and Stock Purchase Plan which permits shareholders to reinvest cash dividends and make optional cash purchases without incurring additional expense. Enrollment cards are routinely mailed to all new shareholders.

     The Company believes that encouraging stock ownership by customers and Company employees will create good will for the Company and that the Company will benefit from increasing the number of individual shareholders as well as the funds raised pursuant to the Plan. The number of shares subject to the Plan is subject to adjustment in the case of any stock split, stock dividend or reclassification regarding the Company's Common Stock.

2. ONE PURCHASE PERMITTED

     Only one purchase per participant will be permitted pursuant to the Plan.

3. ELIGIBILITY

     Current and potential customers, including existing shareholders, eligible to purchase Common Stock pursuant to the Plan include individuals residing within a county in which the Company provides natural or propane gas. Company employees are eligible to participate in the Plan regardless of residence.

4. ENROLLMENT PROCEDURE

     Any participant may make a one-time purchase pursuant to the Plan at any time by completing, signing and forwarding an Initial Investment Form along with a check or money order payable to the Plan Administrator, First Union National Bank of North Carolina, at the following address:

                                First Union National Bank of North Carolina
                                Shareholder Services Group
                                Dividend Reinvestment Unit
                                230 South Tryon Street, 11th Floor
                                Charlotte, North Carolina 28288-1153

     An Initial Investment Form and postage-paid envelope are enclosed with this Prospectus.

     Payment must be received by the Plan Administrator at least seven days before the Stock Purchase Date. Payments which are received after the seventh day will be held by the Plan Administrator for investment on the next succeeding purchase date.

5. STOCK PURCHASE DATE

     Stock will be purchased on the fifteenth day of each month or, if such day is not a trading day, the trading day immediately preceding that day, such day being referred to herein as the Stock Purchase Date.

     Because no use will be made of the purchaser's money until the stock is purchased, no interest will be paid from the date the Plan Administrator receives the check to the Stock Purchase Date.

6. PRICE AT WHICH STOCK MAY BE PURCHASED

     The price per share will be 95% of the average of the closing prices of the Common Stock for the period of five trading days ending on the Stock Purchase Date in the NASDAQ Over-the-Counter National Market Issues report of The Wall Street Journal.

     The minimum amount which may be invested is $250; the maximum amount is $10,000. Each purchaser's account will be credited with the number of shares, including fractions computed to four decimal places, equal to the amount to be invested divided by the applicable purchase price.

     Company employees should compare the Plan with the Company's Employee Stock Purchase Plan (the "Employee Plan"). Copies of the prospectus relating to the Employee Plan may be obtained by contacting Investor Relations/Corporate Communications, United Cities Gas Company, 5300 Maryland Way, Brentwood, Tennessee 37027, telephone (615) 373-5310, ext. 233.

7. ISSUANCE OF STOCK

     Shares purchased under the Plan will be credited to the purchaser's account. Certificates for such shares will be issued without charge by the Plan Administrator upon receipt of a written request by the purchaser. Certificates representing fractional share interests will not be issued under any circumstances.

     In lieu of issuing a certificate for any fractional share interest remaining in a purchaser's account, any fractional share interest will be liquidated and a check for the net proceeds will be mailed to the purchaser by the Plan Administrator.

8. SELLING PLAN SHARES

     A participant may sell all or any portion of shares held in the participant's account by notifying the Plan Administrator in writing. Within ten days after receipt of written notice, the Plan Administrator will sell the requested number of shares held in the Plan through First Union Brokerage Services. Any shares held in certificate form must first be transferred into the Plan before such shares can be sold under this provision of the Plan. First Union Brokerage Services has agreed to process all sales of shares pursuant to the Plan on a nonprofit basis and will charge fees only to the extent necessary to cover its cost in effecting the sale. In addition, no minimum fee will be applied to any sale transaction.

     Alternatively, a participant may withdraw all or any portion of the full shares of Common Stock held in the participant's account under the Plan, in the manner described pursuant to Section 7 of the Plan, and sell such shares through any broker that the participant may choose.

9. SHARE SAFEKEEPING

     At the time of enrollment in the Plan, or at any later time, participants may use the Plan's "safekeeping" service to deposit any Common Stock certificates in their possession with the Plan Administrator. Shares deposited will be transferred and credited to the participant's account under the Plan. Thereafter, such shares will be treated in the same manner as shares purchased through the Plan.

     By using the Plan's safekeeping service, participants avoid the risk associated with loss, theft or destruction of stock certificates. Also, because shares deposited with the Plan Administrator are treated in the same manner as shares purchased through the Plan, such shares may be transferred or sold through the Plan in a convenient and efficient manner pursuant to Section 8 of the Plan.

10. PARTICIPATION IN DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

     A purchaser of shares of Common Stock will have the option of becoming a participant in the Company's Dividend Reinvestment and Stock Purchase Plan (the "Dividend Plan"). The Dividend Plan permits the automatic reinvestment of cash dividends in additional shares of Common Stock at a price equal to 95% of the average closing prices of the Common Stock for the period of five trading days ending on the Investment Date (as defined). It also permits the purchase of additional shares through optional cash payments at 100% of such average price. A copy of the prospectus relating to the Dividend Plan is enclosed with this Prospectus.

11. TERMINATION OF AND AMENDMENTS TO PLAN

     The Company reserves the right to amend, modify, suspend or terminate the Plan at any time.

12. ADMINISTRATION OF THE PLAN

     The Treasurer of the Company, James B. Ford, 5300 Maryland Way, Brentwood, Tennessee 37027 or an alternate named by him, will administer the Plan until its termination and make such interpretations and rulings as are necessary in connection with its operations.

13. FEDERAL INCOME TAX EFFECTS UPON PURCHASERS

     The following Federal income tax consequences are based on current laws, regulations, rulings and decisions. This type of Plan is novel in that the Internal Revenue Service has not issued any direct rulings which address the tax consequences of similar arrangements. The conclusions summarized below result from an analysis of the applicable authority.

     a. Even though the Common Stock will be purchased for less than its fair market value, the purchaser of Common Stock under the Plan will not be subject to tax at the time of purchase. The purchaser of stock is not required to recognize gain just because the purchaser purchases the stock at a discounted price.

     b. Generally, the amount of gain (or loss) is determined and recognized upon the sale or other disposition of property. Therefore, the purchaser of the Common Stock may be subject to tax upon the sale of the Common Stock.

     c. The tax basis of property is generally the amount paid for the property even though the purchaser paid a price below the fair market value of the property at the time of purchase. Therefore, the purchaser's cost basis in the Common Stock purchased under the Plan will be the amount actually paid for the Common Stock.

     d. The purchaser's holding period for the Common Stock purchased under the Plan will begin on the day after the purchase of the Common Stock.

     This summary of tax consequences relates only to purchases of Common Stock for investment purposes. Purchasers should consult the Dividend Plan prospectus to determine the tax consequences under such plan.

     THIS SUMMARY IS NOT INTENDED TO BE A SUBSTITUTE FOR CAREFUL TAX PLANNING, PARTICULARLY SINCE THIS TYPE OF PLAN IS NOVEL AND THE TAX CONSEQUENCES OF INVESTMENT UNDER THE PLAN MAY NOT BE IDENTICAL FOR ALL PURCHASERS. PROSPECTIVE PURCHASERS ARE ENCOURAGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN SITUATION.

14. REGULATORY APPROVAL

     Authorization for the issuance of the original 200,000 shares and the additional 1,000,000 shares has been obtained from the Georgia Public Service Commission, the Illinois Commerce Commission, the Tennessee Public Service Commission, the Kansas Corporation Commission and the State Corporation Commission of the Commonwealth of Virginia.

                                  THE COMPANY

     United Cities Gas Company is incorporated under the laws of the State of Illinois and domesticated under the laws of the Commonwealth of Virginia. Its principal office is located at 5300 Maryland Way, Brentwood, Tennessee 37027 and its telephone number is (615) 373-5310. Unless the context indicates otherwise, "Company" includes United Cities Gas Company and its subsidiaries, UCG Energy Corporation ("UCG Energy") and United Cities Gas Storage Company ("UCG Storage").

     The Company is primarily a distributor of natural and propane gas operating in ten states and serving approximately 325,000 customers. The Company's natural gas business is conducted in eight states: Tennessee, Illinois, Missouri, Georgia, South Carolina, Virginia, Iowa and Kansas. Propane is distributed through the Company's wholly-owned subsidiary, UCG Energy. The propane division of UCG Energy serves customers in Tennessee, North Carolina and Virginia. UCG Energy is also engaged in other activities complementing the natural gas business through its rental and utility services division.

     UCG Storage provides the Company and others with supplemental natural gas supplies through Company-owned natural gas storage fields in Kentucky and Kansas.

     The Company will use the proceeds from the sale of Common Stock pursuant to the Plan for general corporate purposes.

                                 LEGAL OPINION

     The validity of the Common Stock offered hereby will be passed upon for the Company by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603.

                                    EXPERTS

     The consolidated financial statements and schedules incorporated by reference in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the change in the method of accounting for postretirement benefits other than pensions and income taxes effective January 1, 1993 as discussed in the notes to consolidated financial statements.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Paragraph 56 of the Company's By-Laws provides in general that, subject to applicable statutory limitations, each director or officer of the Company and any person who, at the request of the Company, has served as a director or officer of another corporation in which the Company has a financial interest shall be indemnified against costs and expenses incurred (including any judgments, fines or reasonable settlements) in connection with the defense of any criminal or civil proceedings in which such person is named as a party by reason of having been such director or officer, or by reason of any action taken or not taken in such capacity unless such officer or director is finally adjudged to have been liable for negligence or misconduct in the performance of duty. Conviction or judgment in a criminal proceeding does not necessarily constitute an adjudication of liability for negligence or misconduct in performance of duty, under certain conditions. Paragraph 56 also provides that the provisions thereof shall not be construed as a limitation on the general power of the Company to enter into a contract or undertaking of indemnity with a director or officer in any proper case not provided for in paragraph 56.

     The Illinois Business Corporation Act and the Virginia Stock Corporation Act generally provide that each corporation subject to such Acts shall have the power to provide indemnification of the type summarized above, subject to certain limitations. The Company has purchased insurance policies covering certain liabilities of its officers and directors.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

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                               TABLE OF CONTENTS

                                         PAGE
                                         ----
CUSTOMER STOCK PURCHASE PLAN
 1.   The Plan.........................    3
 2.   One Purchase Permitted...........    3
 3.   Eligibility......................    3
 4.   Enrollment Procedure.............    3
 5.   Stock Purchase Date..............    4
 6.   Price at Which Stock
        May Be Purchased...............    4
 7.   Issuance of Stock................    4
 8.   Selling Plan Shares..............    4
 9.   Share Safekeeping................    4
10.   Participation in Dividend
        Reinvestment and
        Stock Purchase Plan............    5
11.   Termination of and Amendments to
        Plan...........................    5
12.   Administration of the Plan.......    5
13.   Federal Income Tax Effects
        upon Purchasers................    5
14.   Regulatory Approval..............    6
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THE COMPANY............................    6
LEGAL OPINION..........................    6
EXPERTS................................    6
INDEMNIFICATION OF DIRECTORS AND
  OFFICERS.............................    6

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                       (UNITED CITIES GAS COMPANY LOGO)




                          CUSTOMER STOCK PURCHASE PLAN

                                  COMMON STOCK
                               WITHOUT PAR VALUE
                               DECEMBER 13, 1995

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